HERSHA HOSPITALITY TRUST
44 Hersha Drive
Harrisburg, PA 17102
Telephone: (713) 236-4400

April 23, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Ruairi Regan

Re:
Hersha Hospitality Trust
Registration Statement on Form S-3
File No. 333-236758

Dear Mr. Regan:

On behalf of Hersha Hospitality Trust, a Maryland real estate investment trust (the “Company”), we hereby withdraw the Company’s request for acceleration of the effectiveness of the above captioned Registration Statement as submitted to you on April 22, 2020.

If you have questions or comments regarding this request, please call James V. Davidson of Hunton Andrews Kurth LLP at (804) 787-8035.

Very truly yours,

HERSHA HOSPITALITY TRUST

By:	/s/ Ashish R. Parikh
Ashish R. Parikh
Chief Financial Officer

cc:	Ashish R. Parikh Michael R. Gillespie James V. Davidson